UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission file number: 001-38309

AGM GROUP HOLDINGS INC.

(Exact name of registrant as specified in its charter)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+852 975-02047 – telephone

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Entry into Material Definitive Agreements

On September 22, 2025, AGM Group Holdings Inc. (the “Company”) entered into a series of agreements with an institutional investor (the “Investor”), pursuant to which the Company agreed to allot and issue up to US$6 million in face value of original issue discount convertible advances (the “Advances”).

Under the Securities Purchase Agreement (the “SPA”), the Company may issue up to $6 million in aggregate principal amount of Advances in three tranches. The First Tranche of $2 million is issued in two installments: $1,500,000 at initial closing and $500,000 upon the effectiveness of an initial resale registration statement to be filed with the U.S. Securities and Exchange Commission (“SEC”). The Second Tranche of $2 million becomes available upon satisfaction of certain equity conditions, including minimum trading volume, market capitalization, and the absence of SEC reporting deadlines in the following 90 days. The Third Tranche, also $2 million, may be issued by mutual consent and satisfaction of certain conditions within 360 days following the Second Tranche closing. Each Advance is convertible into the Company’s Class A ordinary shares (“Common Stock”) at the lower of 120% of the average of the three daily volume weighted average prices (“VWAP”) before the applicable closing, or a floating price based on 93% of the lowest VWAP in the ten trading days immediately preceding conversion, if no event of default exists.

The initial closing of the First Tranche occurred on September 22, 2025, pursuant to which the Company issued an Advance in the initial principal amount of $1,500,000 for total gross proceeds of $1,380,000.

The Company also entered into a Registration Rights Agreement and a Guarantee Agreement (executed by certain of its subsidiaries) in connection with the foregoing transactions. Pursuant to the Registration Rights Agreement, the Company agreed to file a resale registration statement on Form F-1 within 30 calendar days after signing and obtain effectiveness within 60 calendar days.

The foregoing description of the Advance, the Warrant, the SPA, the Registration Rights Agreement, and the Guarantee Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, forms of which are furnished as Exhibits 4.1, 4.2, and 10.1 to 10.3 to this Report on Form 6-K and incorporated herein by reference.

Safe Harbor Statements

This report contains statements that may constitute “forward-looking” statements pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the expected use of proceeds, the Company’s ability to satisfy conditions to future closings, and the Company’s future plans and strategies. Words such as “may,” “will,” “expects,” “plans,” “intends,” “believes,” “estimates,” “anticipates,” “targets,” and similar expressions are intended to identify such forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements. Additional information regarding these and other risks is included in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this report, except as required by law.

EXHIBITS

Exhibit No.	Description
4.1	Form of Prepaid Advance
4.2	Form of Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Form of Guarantee Agreement

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGM Group Holdings Inc.

By:	/s/ Bo Zhu
Name:	Bo ZHU
Title:	Chief Executive Officer

Date: September 23, 2025

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